Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following is the transcript of a press conference call:

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC

Moderator:                      D’Arcy Rudnay
February 13, 2014
9:45 a.m. ET

Operator:
Good morning my name is (Brandy) and I will be your conference operator today.  At this time I would like to welcome everyone to the Comcast Time Warner Cable merger conference call with journalists.  All lines have been placed on mute to prevent any background noise.  After the speakers remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star and the number one on your telephone key pad.  If you would like to withdraw your question, press the pound key.  Thank you.

I would now like to turn the call over to (D’Arcy Rudnay), Chief Communications Officer for Comcast Corporation.

D’Arcy Rudnay:	Good morning everyone and thank you for joining us today. Before we begin I would like to address some regulatory requirements.

Today's representation is neither an offering of securities nor is it a solicitation of a proxy vote.  The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Comcast and Time Warner Cable will be filing in the future and Comcast and Time Warner Cable shareholders are urged to read those filings carefully.  This presentation includes forward-looking statements, actual results could differ materially from the reasons noted.

Many of you may have listened to our investor call this morning.  We thought it was important also to host a press call so that you have a chance to ask questions.  We are going to limit the call to about 30 minutes and with me

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

here today are Comcast Chairman and Chief Executive Officer Brian Roberts, Time Warner Cable Chairman and Chief Executive Officer Rob Marcus, Comcast Vice Chairman and Chief Operating Officer, Michael Angelakis and Comcast Executive Vice President, David Cohen.

Let's start with Brian, give us a few highlights.

Brian Roberts:
Thanks D’Arcy, look we will get to questions here very quickly, I just want to reiterate that we are excited.  This is a transaction for Comcast and for Time Warner that creates, literally, a world class technology and media company with the unique ability to create and deliver ground breaking products on a near national platform.

And this combination I think will drive us to have faster innovation in a highly competitive and dynamically changing market.  And we built Comcast up to today by being, hopefully, strategic, and disciplined, and financially responsible.  And the decision to merge with Time Warner Cable was no different.  Rob and the team have a great company that combined together with Comcast, I think, is a foundation for real growth in the future.

I won't repeat what we said on the earnings call about the financial characteristics and finally we do believe that this transaction will bring real pro consumer benefits, pro-competitive, strongly in the public interest, and we believe approvable.  And that’s because, again, we have no business overlap.  There is no reduction in competition and where there once was a 30% cap on ownership that was vacated by the courts twice, we are going to sell or spin off enough customers, three million customers to put us under that 30% limit and that is where we were as a company when we did the AT&T, Broadband, and (Adelphia) transaction a decade ago.  And obviously, it shows how competitive the market has been since then and where it is today.

So we are excited, hopefully, the beginning of something very special. Rob?

Rob Marcus:
Thanks Brian.  First, I just want to echo Brian's enthusiasm for this deal. It maximizes value for Time Warner Cable shareholders and I think it sets us up in a tremendous way to deliver great experiences to our customers.

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Time Warner Cable is a one of a kind asset.  It really is the premier pure play cable company in the US and I think this transaction recognizes that value.  In addition, the merger of Time Warner and Comcast will bring tremendous benefits to consumers. The combined company will have the most talented employees in the industry, a best in class network, and I think will be exceptionally positioned to drive ground breaking innovation for our customers.  While we work toward closing the transaction our entire team here at Time Warner Cable remains committed to executing on our operating plan, delivering great experiences to our customers and making TWC an even stronger company than it is today.

As I noted in our recent earnings call we are off to a great start in 2014, and we plan to build on that operating momentum.  Over the last five years since our separation from Time Warner, Inc., we have had a great run, and I am looking forward to a very bright future as we combine with Comcast.

Before I close I want to thank Brian and the entire Comcast team for their partnership in getting us to this point.  And finally, when the time comes to turn over the keys to Brian and his team, we will know that Time Warner Cable is in very good hands.  Thanks.

Brian Roberts:	Thanks Rob.

D’Arcy Rudnay:	Operator we are ready to take some questions.

Operator:	Ladies and gentlemen at this time if you would like to ask a question, please press star and the number one on your telephone key pad. We will pause for just a moment to compile the Q&A roster.

Our first question comes from the line of Liana Baker with Thomson Reuters.

Liana Baker:
...this call I really appreciate it, in the media.  This is a question for the Comcast Executive.  I was wondering what the first thing you would do to improve Time Warner Cable’s systems and services?  What changes could consumers expect to see if this closes?

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Brian Roberts:
Well thank you, look we have a year to plan the answer with more specificity. But today, what I think the playbook at Comcast and with our Xfinity products is all digital network with the fastest broadband, with the fastest in home WiFi, with the most On Demand offerings, and a suite of capabilities on tablets and smart phones that allow consumers to access that content whenever they want, where ever they want.

And I think that playbook has given us real momentum at Comcast Cable in the fourth quarter and in 2013 we had one of our best years, and I think that is the kind of innovation and products we want to bring on the consumer side.

On the business services side we are able to compete in new markets and medium size businesses, in businesses that are national and regional where today we only offer in a select city, where we will now be able to offer those products more broadly.

And a little more forward-looking, I think our idea is as we use the capabilities of broadband and wireless and cloud in our future lives, whether that is in healthcare, in smart energy efficient homes, and new technologies that are yet even to be developed, our company is at the unique cross section of media and technology to help innovate and bring these products to consumers in a world class experienced way.  And that is what I hope we can do for Time Warner.

Liana Baker:	Thanks for that and just one more for Rob before I go. You mentioned on the investor call that the Comcast offer was apples to oranges compared to Charter. Could elaborate on that? Thank you.

Rob Marcus:
Yeah, Liana, the question was why was it that in our proposal to Charter we were insisting on a lot of cash.  And, in this transaction we announced today, we did a straight stock for stock merger, and what I said was that certainly value is the number one priority, and I think this transaction both in the near term and the long term represents the greatest value to Time Warner shareholders. The apples and oranges was really related to how I thought about the stock of the two companies.  And I don't think there is any basis to compare the opportunity represented by the stock of combined Time Warner

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Cable and Comcast with any other combination out there. It is a really a one of a kind combination.

Liana Baker:	Thanks so much.

D’Arcy Rudnay:	Next question.

Operator:	Our next question comes from the line of (David Gelles with New York Times).

David Gelles:
Hi guys, thank you for taking the call. Could you talk about why there are no break fees here.  For Time Warner Cable this seems like quite a risk you are taking.  Comcast almost has a free pass to walk away if they get cold feet or if the stock movement doesn't look like it is in their favor.

And for Comcast if you are so confident about this getting approved, why not put your money where your mouth is, frankly, and put up a break fee.  It seems to signal more hesitation about approval than faith in the deal.

Rob Marcus:
 I actually disagree, I think the absence of a break fee reflects our confidence in our ability to get this transaction done.  And rather than focus on the consequences of a transaction that doesn't happen, we are going to spend our energy on closing the transaction.

Brian Roberts:	I don't think Comcast has ever had a reverse breakup fee in any transaction. I am not sure that it is something that we have ever done. So this is not unusual.

David Gelles:	And Rob, just in terms of the risk for Time Warner Cable shareholders, in case for whatever reason this doesn't get done?

Rob Marcus:
Yeah, I would simply say that when we evaluate any transaction, certainly of closing is one factor that goes into the analysis. And our willingness to sign up today's deal is a reflection of our confidence in our ability to get the deal done.

David Gelles:	Just finally guys, you guys have been around this industry a long time. Can you point to any other deal of this size that doesn't have break fees?

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Rob Marcus:
I actually would go the other way and tell you that the minority of large deals, even with regulatory complications, actually have reverse break fees.  I think there is...given the certain transactions that have been announced over the last several years, there is a misperception that reverse break fees for regulatory non-closure is the norm, and that is just not the case.

Brian Roberts:	I don't think we had one at NBCUniversal, as a for instance.

Rob Marcus:	It is clearly our intention to close this transaction.

D’Arcy Rudnay:	OK next question. Operator?

Operator:	Our next question comes from the line of Edmund Lee with Bloomberg News.

Edmund Lee:
(audio in progress)...right now.  The $1.5 billion cost synergies that you guys are talking about, half of it coming this year.  Can you be more specific, like, in terms of personnel, overhead, that kind of thing.  What we can expect to see in terms of either job elimination and how many that will be?

Mike Angelakis:
Hello, it is Mike Angelakis.  We are not going to go into that kind of granularity, I'm sorry.  But we have gone through, you know, pretty much line by line in a lot of the categories that you mentioned as well as with the Time Warner Cable team in a very cooperative manner.  There is a lot of duplicative areas, obviously, when you have two large public companies, but overall it is just a variety of different things that are making up that savings.  A minority of those numbers are on the programming savings side and your math is right, our math suggests that we should be able to capture about half of those synergies in the first twelve months of the transaction.  We will capture the remaining 50% over the following two years.

Edmund Lee:
Oh and then for Brian.  In the statements you guys put out, part of the argument you are making in terms of benefits of scale, you didn't really point out or site programming fees as a potential benefit and it seems like adding New York and LA, sort of, being able to sell businesses services maybe to enterprise class, that seems to be a bigger motivating factor for this?  Is that officially...?

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Brian Roberts:
Well I think that is right. The way I would characterize it is that there are technologies changing.  If you go back 50 years when Comcast was founded, the cable industry, there were 30,000 local franchises that didn't necessarily make business sense but it was just the way that franchises were granted.  You now look at where the world is, all the competition and what you might see into the future and you see national companies, in many cases international companies, Direct TV, Dish Network,  Verizon, AT&T and the like.  And so I think the opportunity to invent products and services and customer experiences both in residential and in business services is clearly the prime motivator.

There are duplications, duplicative costs, and then we said on the earnings call the vast majority of the $1.5 billion would be programming synergy.  So there are some but that is not the prime motivator, for sure.

Edmund Lee:
And then the last thing, real quickly.  Rob it is good to hear you hear, and that you guys are excited about this deal.  Have you guys discussed in the course of this negotiation, back and forth, any cash component to this offer?  Instead of an all-stock deal?

Rob Marcus:
Yes, we are entirely pleased with the outcome of the current negotiation.  Transaction is a stock for stock deal, and we think that offers maximum value to our customers.  It is going to be a great company, and we are thrilled to participate in its future.

Edmund Lee:	You guys didn’t talk cash necessarily?

D’Arcy Rudnay:	Next question, Operator, please.

Operator:	Our next question comes from the line of Miriam Gottfried with Wall Street Journal.

Miriam Gottfried:
Hi guys, thank you for taking my question.  I guess I was just wondering if you could quantify the programming synergies in any way?  Is it basically the Time Warner Cable subscribers moving to the per subscriber cost basis of Comcast?

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Mike Angelakis:
It is a little bit more granular than that, obviously.  Our intention would be to move the Time Warner Cable contracts to the Comcast contracts, that would be our general intention. But I really don’t want to go through more than that.

Miriam Gottfried:	OK.

D’Arcy Rudnay:	Next question, Operator.

Operator:	Our next question comes from the line of Brian Stelter of CNN.

Brian Stelter:
...and there are big differences in the perceptions of these two companies.  Time Warner Cable is perceived to be very aggressive, fighting over the costs of channels, having blackouts, et cetera.  Comcast has a reputation for doing this in private.  For not having blackouts, for not fighting privately.  What can you say about what consumers are going to experience from the combined company.

Because, you know let's be honest, that is what they are aware of out in the country.

Brian Roberts:
I think we are, Time Warner has been in business many, many years and really there haven't, Rob can comment on their history, but I am not sure I would characterize it quite the same over a long period and a long lens.

Obviously, we are aware of the CBS experience of last year.  I think all of us operators and programmers and, obviously, with our investment and ownership of NBC Universal, we believe this.  Both businesses are great businesses, both businesses are what consumers need and count on to get more experience, more channels, more On Demand capabilities, more high def, maybe soon 4K.  It has been a partnership for 50 years or longer and I think it is going to continue that way, and there is always some tension and sometimes there is unfortunate implications of that.  But if you look at where television was 50 years ago, and where we are today, and you look around the world, and you look at the capabilities of our infrastructure, and the breadth of choices, and the number of platforms those number of choices are available on, I don't see anywhere that you have what we have here in the United States.  And I think that is a testament to both the program ingenuity, technology and

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

the investment by the operators. And we certainly hope to try to keep that constructive dialog in the future.

Rob Marcus:
The only thing I’d add, Brian, is I think that history here is kind of colored by recent events and I think that if you viewed the entire history of Time Warner Cable through the lens of the CBS dispute, it’s really a mischaracterization of the way things have typically gone down.  We have negotiated successfully, quietly countless agreements and CBS was really the anomaly.

At the end of the day, we are all, we negotiate hard, but we are all most interested in delivering value to our customers without disruption. And I am sure that is what Comcast will continue to do.

D’Arcy Rudnay:	Next question, Operator.

Operator:	Our next question comes from the line of Julia Boorstin with CNBC.

D’Arcy Rudnay:	Julia?

Operator, let's go to the next question and we can bring Julia in after the next question.

Operator:	Our Next question comes from the line of Roger Yu with USA Today.

Roger Yu:
Can we get some tick tock on how the deal came together.  When did the discussions really pick up pace?  Where was your last meeting?  What were some of the last sticking points?  When did you actually sign the dotted line?  Things like that, thanks.

Brian Roberts:	That is probably not something I am going to do, but I will say we signed the document, I think at 1:30 in the morning, or so, last - early this morning.

I think we've been evaluating this as it has been very much in the public domain for some time that this potential was a possibility.  And we tried to be as thoughtful and purposeful and we have had a, you know,  very constructive conversation with Rob and his team and like a lot of these situations, the last week was a real flurry and that is not a pun, looking out the window.  But Michael Angelakis for Comcast played the lead role in negotiations, he has

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

done a terrific job for us and I think helped steward the process which I think is very complicated. Rob or Michael?

Rob Marcus:	No, I don't think there is anything to add to that Brian.

Mike Angelakis:
I agree, it has been a very cooperative discussion with the folks at TWC.  Obviously we have all known each other for a very, very long time and are personal friends in some ways.  So it made it a lot easier.

D’Arcy Rudnay:	Next question Operator.

Operator:	Our next question comes from the line of Meg James of the Los Angeles Times.

Meg James:
Thank you and congratulations gentlemen.  Brian, on a personal note could you tell us what this deal means for you, your family, and your father?  And also does this create the company that you set out to build when you took over Comcast?

Brian Roberts:
Wow, that is a lot there.  Sometimes when you are in the middle of all the work that is getting done it is hard to sit back and  be that reflective, but my dad was on our Board call last night and very supportive and I think proud of where our company has gotten to.

But, we have a lot of work to do so I think really you can't have a master plan like you are suggesting.  I think, rather, over the years you watch the world evolve and you try to figure out what is the right strategy for your employees, your customers, and your shareholders.  And in our industry's case, making investments and trying to have more scale really is a strategy that has yielded great results.

And in the media business and the technology business if you can try to be innovative and have a balance sheet that allows to you to invest in a long term horizon, good things tend to happen.  And that’s been so far that is what has made Comcast what it is today and we have got to stay focused and try to do that again for the future.

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

D’Arcy Rudnay:	Next question Operator.

Operator:	Our next question comes from the line of Julia Boorstin, CNBC.

Julia Boorstin:	Hello, can you hear me now?

Group:	We can.

Julia Boorstin:
Great, OK, I just wanted to return to the question of impact on consumers.  Consumer groups have already raised red flags about this, saying this is already an uncompetitive market and that this merger is only going to make things more expensive and worse for consumers.

Can you layout exactly the types of changes you expect your customers and other consumers in the marketplace could see both in terms of pricing, technology, and consumer service?

Brian Roberts:
Well, we’ll have lots of time to detail some of our public filings.  Lots of more specifics.  But let’s just look, at the facts and video space. Since the last ten years every single cable operator has lost customers in video.  We are not happy about that, but it is a reality with increased competition from Direct, Dish, AT&T, Verizon and in many cases a fifth provider.

And Comcast added customers in the fourth quarter which was the first time in, I think, six and a half years, if I am not mistaken.  Since 2007, it was the first quarter that we went forward and we did not expect to go forward in 2014 for the whole year.

So it is a very competitive business and not the same business it was ten years ago, five years ago, or certainly 25 years ago.  That being said we've expanded for consumers their capabilities and access to content in remarkable ways.

If you just look at the Olympics, for instance, the breadth of the coverage, the number of platforms it is available on, the usage of those platforms dwarfs what was offered to consumers a decade ago or even at the last Olympics, there wasn’t in- in Vancouver, at the Winter Olympics there wasn't even a

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

tablet that-that that NBC was broadcasting on and today that is completely transformed.

And the best way to enjoy a tablet for video is using WiFi and our broadband connectivity. And one of the real priorities of our company has been to make that connection.

So when we changed to Xfinity as a brand we wanted to completely transform the expectation by our customers of what they are going to get and hence the value they are going to get.

So as we look to Time Warner's consumers, we believe that we can continue to make it more valuable to give them more competition, competitive choices or products, speed up the Internet as we have done each of the last 12 years, 12 times, and to, you know, create experiences that you never, you know, talk to your cell phone and change channels on your TV, and be able to record your DVR from your tablet and actually watch it in your kid’s tablet.

These things were not possible even 24 months ago and will be continually innovated upon as we go forward. So I think there is a lot of benefit for consumers.  I think there is a lot of benefit for small to medium size businesses.  We are going to invest, create jobs as we have over 50 years, and I think that the best is yet to come.

D’Arcy Rudnay:	Next question Operator.

Operator:	Our next question comes from the line of Peter Kafka with Re/code.

Peter Kafka:
Hi there, you guys have talked about automatically extending the deal for Internet provisions that you agreed to in the NBC Universal deal as part of this deal.  Those sunset in 2018, would you extend those either voluntarily or if the government came to you and asked you to do that?

Brian Roberts:
Look, I am not going to speculate here today, but I think –appreciate you raising the point, which is part of the answer to that last question, is that – is that point that you just made.  Which is, there are a number of conditions that being one that’s very visible, that automatically where we have volunteered to

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

have included for the Time Warner Cable customers so those Internet conditions will apply day one.

How long that goes is not something I want to speculate today, but it is many years at the very minimum.  The only MVPD that is subject to those conditions or Internet provider that is subject to those conditions and so Time Warner will now come under that umbrella.

So I think it’s unarguable that’s better than where the court just vacated that rule for every other ISP.

D’Arcy Rudnay:	Next question Operator.

Operator:	Our next question comes from the line of Ryan Nakashima with Associated Press.

Ryan Nakashima:
Thanks for taking the question.  You guys have talked about market share in terms of video subscribers and what, you know, previous caps on that were.  Is there any antitrust caps, if you will, for Internet provisions?  It gives you sort of a dominant footprint in many nation markets?

Brian Roberts:
Again, I wouldn't, as you would be, you know, we are not in Time Warner’s markets with our Internet capabilities, whatsoever.  So I don't think it changes really anything.  Their competitiveness, their success or lack of success, quarter to quarter, I am not sure, changes as a stand alone company, when it comes together with Comcast.

We would like to believe we are going to make investments with this strong balance sheet and with our existing roll out plan that we have done on the Comcast markets that are going to make Internet services better for those markets that today, but it doesn’t change the competitive profile one way or the other.  And there is benefit of a national scale of being able to grow in the future with capabilities that are expensive and untested that required a national presence, we are able to do that.

David, do you want to add anything?

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

David Cohen:
I think Brian really has nailed the essential point.  Which is, first of all, I think the broadband market today is more competitive than you give it credit for being.  But most importantly by combining Comcast and Time Warner cable we’re not removing a competitor from any consumer, we are not removing a choice from any consumer, because there is no overlap between our businesses.  Our major broadband competitors today are the telecos, Verizon, AT&T, Centurylink on a wire line basis, and the wireless companies, Verizon, AT&T, Sprint, T-Mobile on a wireless basis.

And this combination actually has the potential to increase competition in the broadband market because it creates more of a national platform for us to be able to compete against other national competitors and in particular by way of example, the further leverage our investments in WiFi and our mutual WiFi networks to be able to create a new competitive dynamic in the broadband space.

So we’ll be talking about that as we go through the public interest process.

Brian Roberts:
One last point that I just want to underscore that we made on a prior call.  Is that one of the programs that we committed to in the NBC order that we will extend to Time Warner is also trying to get broadband adoption higher in this country.   It’s great for communities, it’s great for kids, it’s great for education, it’s critical. And we have a program that is the signature program at Comcast which is called Internet Essentials and it is a successful, one million individuals have now taken advantage of our Internet Essentials program and we are looking forward to bring that to all the Time Warner markets.

D’Arcy Rudnay:	Operator, last question please.

Operator:	Our final question comes from the line of Mark Robichaux, Multichannel News.

Mark Robichaux:	Gentleman, congratulations.

Brian Roberts:	Thanks Mark.

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
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Mark Robichaux:
Brian, I hope you brought some high quality Russian vodka from Sochi to give to Rob for this thing.   As a last question I was hoping you might be able to spin it forward for us.  And if you could just tell us what is on the to- do list, here and what is the timing on this deal becoming consummated?

And what are your say, first three priorities as you look out today in the snowy oblivion?

Brian Roberts:
Exactly, one may be to figure out how to get home at the end of this day and get back to my family.  But there’s, uh ink in all of these situations there will be a thorough regulatory review.  We expect that to be nine to twelve months or there about.  There is nothing that we think is different than lots of cable transactions but obviously it is up to the regulators to run that process and we will be as cooperative and as expeditious as we can be. It does put a lot of people’s lives and careers and there is uncertainty and one of the reasons we always hope the review is as expeditious as possible.

So I think that the real answer is we go back to work.  There is a team of people trying to focus on the transaction closing and answering all the questions and going through the process.  But Time Warner Cable will run Time Warner Cable.  They have put out a very specific plan for this year that we are optimistic and hopeful that they can meet or exceed.  And the same for Comcast Cable and frankly, Comcast Corporation.

So I don't know how else to answer except that I did say the same thing previously and I believe it.  That staying focused and having a great 2014, doing the things to continue to invest and they are beginning that process.

You then do integration planning as appropriate when the, at a certain stage we will have a joint group of teams from each company to try and figure out how to make it seamless for consumers when the time is right and for employees.  But, today we talk about the transaction and then I think the next thing is go back to business.  Rob?

Rob Marcus:
Yeah, I would, I would have to say the same thing.  We are very focused on executing on the operating plan that we laid out a couple weeks ago.  I feel very good about the momentum about which we entered 2014, I have a great

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

team and they are all excited about the transaction and committed to delivering on our promises. So that is the next piece of business in addition to getting the deal closed.

D’Arcy Rudnay:	Thank you everybody, thank you for joining the call and please feel free to call or email anyone on my team or Alan's team if you have any further questions and we appreciate your time this morning.

Operator:	Ladies and gentlemen, this concludes today’s conference call. Thank you for participating, you may now disconnect.

END

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013.  These documents can be obtained free of charge from the sources indicated above.

COMCAST CABLE COMMUNICATIONS MANAGEMENT, LLC
Moderator: D’Arcy Rudnay
02-13-14/9:45 a.m. ET
Confirmation # 29882449

Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.